Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134

February 5, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz Heather Percival Kristin Lochhead Brian Cascio

	Re:	Cypress Semiconductor Corporation Registration Statement on Form S-4 File No. 333-201173 Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Cypress Semiconductor Corporation, a Delaware corporation (the “Issuer”), hereby respectfully requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 1:00 p.m., Eastern Time, on Thursday, February 5, 2015, or as soon thereafter as practicable.

The Issuer hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael S. Ringler of Wilson Sonsini Goodrich & Rosati P.C. at (415) 947-2011 with any questions you may have concerning this request. In addition, please provide a copy of the Commission’s order declaring the registration statement effective to Mr. Ringler via facsimile at (415) 947-2099 or via email at mringler@wsgr.com and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market Plaza, Spear Tower, Suite 3300, San Francisco, CA 94105-1126.

Sincerely, CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ Thad Trent
Name: Thad Trent Title: Executive Vice President, Finance and Administration and Chief Financial Officer